UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Submission of Matters to a Vote of Security Holders.

On February 20, 2024, Zhongchao Inc., a Cayman Islands exempt company (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) at 9:00 a.m. Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to a hundred votes. Holders of a total of 8,373,826 ordinary shares (consisting of 2,876,111 Class A Ordinary Shares and 5,497,715 Class B Ordinary Shares), out of a total of 24,697,070 shares (consisting of 19,199,355 Class A Ordinary Shares and 5,497,715 Class B Ordinary Shares) issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of more than a third of all votes attaching to the total issued voting shares in the Company at the Meeting as of the record date of January 12, 2024 was reached. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. The Share Consolidation

It was approved, by way of ordinary resolutions, to effect a share consolidation of the Company’s ordinary shares at a ratio of one-for-ten such that each ten (10) Class A ordinary shares with a par value $0.0001 each, are consolidated into one (1) Class A ordinary share with a par value $0.001 each, and that each ten (10) Class B ordinary shares with a par value $0.0001 each, are consolidated into one (1) Class B ordinary share, par value $0.001 per share (the “Share Consolidation”). As a result of the Share Consolidation, the authorised share capital of the Company will be amended from $50,000 divided into 450,000,000 Class A Ordinary Shares with a par value of $0.0001 each and 50,000,000 Class B Ordinary Shares with a par value of $0.0001 each to $50,000 divided into 45,000,000 Class A ordinary shares with a par value of $0.001 each and 5,000,000 Class B ordinary shares with a par value of $0.001 each.

For	Against	Abstain
552,627,145	20,116	350

2. The Share Capital Increase

It was approved, by way of ordinary resolutions, that following the Share Consolidation being effected, the authorized share capital of the Company be increased to $500,000 divided into 450,000,000 Class A Ordinary Shares with a par value of $0.001 each and 50,000,000 Class B Ordinary Shares with a par value of $0.001 each (the “Share Capital Increase”).

For	Against	Abstain
552,603,312	43,999	300

3. Amendment of the Amended and Restated Articles of Association

It was approved, by way of special resolutions, to amend the Company’s amended and restated memorandum and articles of association as currently in effect to reflect typographical corrections, the Share Consolidation and the Share Capital Increase.

For	Against	Abstain
552,603,599	43,662	350

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: February 20, 2024	By:	/s/ Weiguang Yang
Weiguang Yang Chief Executive Officer

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